FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of December 2017

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from November 1, 2017 to November 30, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 12, 2017	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from November 1, 2017 to November 30, 2017 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on December 12, 2017]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of November 30, 2017

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (October 30, 2017) (Period of repurchase: from November 15, 2017 to March 30, 2018 (excluding the ten business days following the announcement of each quarterly financial results))		70,000,000	50,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) November 15 November 16 November 17 November 20 November 21 November 22 November 24 November 27 November 28 November 29 November 30	2,490,000 2,457,600 2,490,000 2,640,000 2,640,000 2,636,000 2,507,500 2,490,000 2,490,000 2,490,000 2,490,000	1,597,122,560 1,571,679,910 1,611,497,170 1,674,873,400 1,687,184,150 1,692,492,260 1,609,800,110 1,605,691,630 1,598,893,870 1,625,812,910 1,659,096,990

Total	—	27,821,100	17,934,144,960

Aggregate shares repurchased as of the end of this reporting month		27,821,100	17,934,144,960

Progress of share repurchase (%)	39.7		35.9

2.	Status of disposition

as of November 30, 2017

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date)	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date)	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or demerger	(Date)	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date)	—	—
Subtotal	—	—	—
Other (exercise of stock acquisition rights)	(Date)

November 1

November 2

November 6

November 7

November 8

November 9

November 10

November 13

November 14

November 15

November 16

November 17

November 20

November 21

November 22

November 24

November 27

November 28

November 29

November 30

		2,007,100 661,100 283,400 735,500 461,200 108,500 512,600 191,200 37,200 30,000 45,500 39,300 42,900 122,900 106,700 1,000 584,300 2,200 16,700 27,800	11,783,100 11,067,100 7,622,400 13,979,500 7,205,200 11,057,500 5,365,600 13,206,200 12,473,200 8,552,500 45,500 39,300 2,423,900 122,900 999,700 1,000 881,300 299,200 1,204,700 27,800

Subtotal	—	6,017,100	108,357,600

Total	—	6,017,100	108,357,600

3.	Status of shares held in treasury

as of November 30, 2017

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,822,562,601
Number of shares held in treasury	391,849,190